# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

January 13, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 8, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary Shares,
par value US$0.001 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*

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